Exhibit 99.1

VESTA ANNOUNCES LIFTING OF SUSPENSION OF TRADING ON THE BMV

Mexico City, Mexico, June 30, 2023 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced the lifting of the suspension trading of its common shares on the BMV.

The suspension of the shares started at 6:50 am (Mexico City time) and ended at 8:00 am (Mexico City time).

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of March 31, 2023, Vesta’s portfolio was comprised of 202 buildings in modern industrial parks in 15 states of Mexico, totaling a gross leasable area of 33.7 million square feet (3.1 million square meters). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging.

Investor Relations Contact in Mexico:	In New York:
Juan Sottil, CFO	Barbara Cano
jsottil@vesta.com.mx	barbara@inspirgroup.com
Tel: +52 55 5950-0070 ext.133	Tel: +1 646 452 2334

Fernanda Bettinger, IRO
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Tel: +52 55 5950-0070 ext.163